UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Av. Presidente Riesco 5711, Piso 20

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

LAN AIRLINES ANNOUNCES FINANCING TO VRG LINHAS AEREAS S.A.

Santiago, Chile, January 31, 2007 – LAN Airlines S.A. and its related companies, (“LAN” or “the Company”) (NYSE: LFL / IPSA: LAN), one of the leading airline groups in Latin America, announced today that it has provided a total of approximately US$ 17.1 million in financing to Brazilian company VRG LINHAS AEREAS S.A. (“New Varig”). These loans may be converted into shares of New Varig and if LAN were to exercise its option to convert the loans into stock, the Company would then have a minority stake in New Varig.

New Varig is a Brazilian airline company formed for the purpose of acquiring part of the assets of airline Varig S.A. during the latter’s bankruptcy procedures. New Varig is currently operating in accordance with its technical and operational certification (“CHETA”) which is granted by the Brazilian National Aviation Authority.

LAN in currently involved in ongoing negotiations with New Varig’s shareholders in order to potentially exercise its option to participate in such company through the capitalization of its loans.

*****

About LAN

LAN Airlines is one of the leading airlines in Latin America. “LAN” makes reference to the consolidated entity that includes LAN Airlines, LAN Express, LAN Peru, LAN Ecuador, and LAN Argentina, as well as LAN Cargo and its affiliates. Through its own operations and code-share arrangements, the LAN Alliance serves 15 destinations in Chile, eleven destinations in Peru, nine destinations in Argentina, two in Ecuador, 30 destinations in other Latin American countries, 25 in North America, 13 destinations in Europe, four in the South Pacific and one in Asia. Currently, the LAN Alliance operates 70 passenger aircraft and 10 dedicated freighters.

LAN Airlines is a member of oneworld (TM), the world’s leading global airline alliance. It has bilateral commercial agreements with oneworld partners American Airlines, British Airways, Iberia and Qantas, as well as with Alaska Airlines, AeroMexico, Mexicana, and TAM. For more information visit www.lan.com or www.oneworldalliance.com.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2007

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer